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SEC Mail Processing Section
FEB 28 2017
Washington DC
415

17008668

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geoffrey Richards Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7570 S Federal Hwy Suite 1
(No. and Street)

Hypoluxo (City) FL (State) 33462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey D. Liddy 561-586-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1688 Meridian Ave Suite 504 (Address) Miami Beach (City) FL (State) 33139 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey D. Liddy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geoffrey Richards Securities Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT SUMENEK
MY COMMISSION EXPIRES November 25, 2019
#FF 904005
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEOFFREY RICHARDS SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 33139
joel@jbaumcpa.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Geoffrey Richards Securities Corp.
Hypoluxo, Florida

We have audited the accompanying financial statements of Geoffrey Richards Securities Corp. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Geoffrey Richards Securities Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Geoffrey Richards Securities Corp.as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The report includes the following supplemental schedules: Schedule I - Statement of computation of net capital requirements, Schedule II – Statement of Computation of basic capital requirements, Schedule III – Reconciliation of net capital, Schedule IV – Computation of aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Geoffrey Richards Securities Corp.'s financial statements.

The supplemental information is the responsibility of Geoffrey Richards Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baum & Company, P.A.
Miami Beach, Florida
February 17, 2017

Baum & Company PA

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash in bank and cash equivalents	$108,098
Commissions Receivable	9,967
Other Assets - Clearing agent deposit	50,000
Total assets	$ 168,065

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 968
Stockholders' equity	
Common stock, par value $.01; 10,000 shares authorized, 3,050 shares issued and outstanding	31
Additional paid-in-capital	238,296
Accumulated deficit	(71,230)
Total stockholders' equity	167,097
Total liabilities and stockholders' equity	$ 168,065

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	133,109
Gains on firm trading accounts	(2,095)
Gains on firm investment accounts	31,542
Other Revenue	12,557
Total Revenues	175,113
Operating expenses:	
Compensation and Commissions	43,866
Clearing charges	54,823
Occupancy expense	14,098
Professional fees	10,085
Regulatory fees and costs	6,707
General & administrative expenses	46,922
Total operating expenses	176,501
Net (Loss) before provision for income taxes	(1,388)
Provision for income taxes	- 0 -
Net (Loss)	$(1,388)

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:	
Net Income	$ (1,388)
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in commission receivable	(9,967)
Decrease in marketable securities	18,687
Decrease in accounts payable and accrued expenses	(16,285)
Net Cash provided by Operating Activities	$ (8,953)
Cash Flows from Financing Activities	
Distributions to stockholders	$ (43,078)
Proceeds from sale of stock to stockholder	50,000
Total cash flows used for financing activities	$ 6,922
Net increase in cash	$ (2,031)
Cash and Cash Equivalents - beginning	$ 110,130
Cash and Cash Equivalents - ending	$ 108,098

Supplemental cash flows disclosures:

Income taxes paid	$ - 0 -
Interest paid	$ 509 -

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance - 12/31/15	$ 30	$ 188,297	$ (26,764)	$ 161,563
Net Income	- 0 -	- 0 -	(1,388)	(1,388)
Proceeds from Sale of Stock To Stockholder	- 1 -	49,999	- 0 -	50,000
Distributions to Stockholders	- 0 -	- 0 -	(43,078)	(43,078)
Balance - 12/31/16	$ 31	$ 238,296	$ (71,230)	$167,097

The accompanying notes are an integral part of these financial statements.

GEOFFREY RICHARDS SECURITIES CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on February 5, 2002 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying /dealer.

B.) Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts, certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

D.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at market in accordance with ASC 820. For the year ended December 31, 2016, the net realized gains amounted to $ 35,559.37.

G.) Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company's ledgers monthly when the clearing broker remit their monthly statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Pronouncements

The Company upon review of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows for the year ended December 31, 2016.

In July 2013, the SEC issued Release No. 34-70073, Broker-Dealer Reports, and Release No. 34-70072, Financial Responsibility Rules for Brokers-Dealers, which amended the broker-dealer reporting rules under the Securities Exchange Act of 1934. The Company has enacted the provisions applicable to their operations.

The Dodd-Frank Act amended SOX to give the PCAOB full oversight authority over audits of all broker-dealers including non-issuers, which includes standard setting, inspection, and enforcement. Additionally, this provision requires that all audits, for periods ending on or after June 1, 2014, be performed in accordance with standards issued by the PCAOB.

NOTE 2 NET CAPITAL REQUIREMENT

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $100,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company executed a one-year lease, with (2) one-year renewal options, commencing on October 1, 2015. The annual rent incurred for the year 2016 was $ 14,097.96, $ 1,174.83 per month. For the year 2017, the rent expense may remain at $ 1,174.83, but could increase to $1,221.49, per month

NOTE 6 CLEARING BROKER AGREEMENT

The Company acts an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. The clearing broker-dealer provides clearing services, handles funds of the Company's customers, holds securities and remits account statements to the customers. There has been no changes to the agreement since its commencement. Pursuant to the clearing agreement with the clearing broker-dealer, a deposit of $ 50,000 is being held in an interest bearing account as of December 31, 2016 to offset unsecured customer debits.

NOTE 7 RELATED PARTIES

The officers/stockholders pursuant to informal employment agreements receive compensation in the form of salary and various personal expenditures paid by the Company. For year ending 2016, the officers/stockholders received an aggregate of $ 40,000 in salary and cash distributions of $ 43,078. On July 11, 2016, a stockholder purchased 50 shares of common stock for $ 50,000.

NOTE 8 CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities as an introducing broker-dealer. In the event that certain counterparties do not fulfill their obligations, the Company may be exposed to risk.

NOTE 9 REGULATORY MATTERS AND CONTINGENCIES

In December 2014, the firm consented to the imposition of censure and a monetary fine of $ 40,000, of which $ 10,000 was immediately paid with the balance payable in monthly installments of $ 1,350 with interest over twenty-four months, concluding on December 23, 2016 with a final payment of $ 916.61.

NOTE 10 FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company measures assets and liabilities at fair value based on an expected exit price which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation tèchniques, are assigned a hierarchical level.

The following are the hierarchical levels of inputs to measure fair value:

Level 1: Observable inputs that reflect prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Unobservable inputs reflecting the Company's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available. The Company's financial instruments consisted primarily of accounts payable, accrued liabilities, amounts due to related parties, and debt. The Company's debt approximates fair value based upon current borrowing rates available in the Company for debt with similar maturities. The carrying amounts of the Company's financial instruments generally approximated their fair value as of December 31, 2016 due to the short-term nature of these instruments.

NOTE 11 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year-end through the date whereupon the financial statements were issued and has determined there are no items to disclose through February 17, 2017.

GEOFFREY RICHARDS SECURITIES CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Schedule I
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT

Total Assets	$ 168,065
Less: Liabilities	968
Net Capital before other charges	$ 167,097
Charges against capital	(27)
Net Capital	$ 167,070

Schedule II
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT

Net Capital	$ 167,070
Net Capital Required	100,000
Excess Net Capital	$ 67,070

Schedule III
RECONCILIATION OF NET CAPITAL

Net capital per Pro Forma Financial Statements	$ 167,070
Net capital per Focus Report - Part II A	167,070
Net Difference	$ - 0 -

Schedule IV
COMPUTATION OF AGGREGATE INDEBTIVENESS

Total Liabilities from Statement of Financial Condition	$ 968
Percentage of aggregate indebtedness to net capital	.58%

BAUM & COMPANY, P.A.
Certified Public Accountants
1688 Meridian Avenue, Suite 504
Miami Beach, Florida 33139
joel@jbaumcpa.com
(954)752-1712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Geoffrey Richards Securities Corp.
Hypoluxo, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Geoffrey Richards Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Geoffrey Richards Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Geoffrey Richards Securities Corp. stated that Geoffrey Richards Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Geoffrey Richards Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Geoffrey Richards Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baum & Company, P.A.
Miami Beach, Florida
February 17, 2017

Baum & Company PA

GEOFFREY RICHARDS
SECURITIES CORPORATION
7570 S. Federal Hwy Suite 1 Hypoluxo FL 33462 (561) 586-0800 Fax(561) 586-1411

Geoffrey Richards Securities Corp. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)-(4). The following statements are made to the best knowledge and belief of Geoffrey Richards Securities Corp.

The firm claims an exemption from 17 C.F.R § 240.15c3-3 under the provisions provided from 17 C.F.R. § 240.15c3-3(k)(2)(ii). The firm, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, RBC Capital Markets LLC. The firm promptly transmits all customer funds and securities to RBC Capital Markets LLC which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and § 240.17a-4.

Furthermore, Geoffrey Richards Securities Corp. met, without exception, the aforementioned exemptive provision throughout the entire 2016 fiscal year.

GEOFFREY RICHARDS SECURITIES CORP.

I, Geoffrey D. Liddy, affirm, to the best of my knowledge and belief, this Exemption Report is true and correct.

Geoffrey D. Liddy
Principal

Dated January 18, 2017